UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AsiaInfo-Linkage, Inc.

(Name of Company)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Power Joy (Cayman) Limited

c/o CITIC Capital Partners Management Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Attention: Vicki Hui, Venus Lam, Zhen Ji

+852 3710 6888

Edward Tian

Jean Qin Kong

PacificInfo Limited

Unit 906, Level 9, Cyberport 2

100 Cyberport Road

Hong Kong

+852 2122 8400

Jian (James) Ding

New Media China Investment I, Ltd.

28-7 Bishui Zhuangyuan, Changping District

Beijing 102206, People’s Republic of China

+(86) 10 5706-9898

Steve Zhang

c/o AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower

6 Zhongguancun South Street, Haidian District

Beijing 100086, People’s Republic of China

+(86) 10 8216-6688

With a copy to:

Mark J. Lehmkuhler

Davis Polk & Wardwell

The Hong Kong Club Building

3A Chater Road

Hong Kong

+852 2533 3300

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04518A104

1.	Names of Reporting Persons. Power Joy (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,282,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,282,800
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,282,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Power Joy (Cayman) Limited (“Power Joy”) is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders (each as defined herein). As a result, Power Joy may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Power Joy exclude those held by the Other Voting Shareholders and the Reporting Persons other than Power Joy, in each case as to which Power Joy expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No.	04518A104

1.	Names of Reporting Persons. Edward Tian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,658,669 (1)
	8.	Shared Voting Power 2,087,704 (2)
	9.	Sole Dispositive Power 4,658,669 (1)
	10.	Shared Dispositive Power 2,087,704 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,746,373 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 9.3% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes: (i) 3,154,029 shares of Common Stock of the Company directly held by Edward Tian, (ii) 4,000 shares of Common Stock held in a revocable trust for the benefit of Mr. Tian’s daughter, Stephanie Tian, (iii) 1,493,943 shares of Common Stock beneficially held through PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands, which is wholly-owned by Mr. Tian (“PacificInfo”), and (iv) 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013.
(2)	Includes 2,087,704 shares of Common Stock held by Mr. Tian’s spouse, Jean Qin Kong.
(3)	Mr. Tian is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Mr. Tian may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Mr. Tian exclude those held by the Other Voting Shareholders and the Reporting Persons other than Mr. Tian, Ms. Kong and PacificInfo, in each case as to which Mr. Tian expressly disclaims beneficial ownership.
(4)	Percentage calculated based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 (as provided by the Company) and 6,697 shares underlying restricted stock units held by Mr. Tian.

CUSIP No.	04518A104

1.	Names of Reporting Persons. Jean Qin Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,087,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,087,704
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,087,704 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Ms. Kong is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Ms. Kong may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Ms. Kong exclude those held by the Other Voting Shareholders and the Reporting Persons other than Ms. Kong, in each case as to which Ms. Kong expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No.	04518A104

1.	Names of Reporting Persons. PacificInfo Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,493,943
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,493,943
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,943 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	PacificInfo Limited (“PacificInfo”) is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, PacificInfo may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by PacificInfo exclude those held by the Other Voting Shareholders and the Reporting Persons other than PacificInfo, in each case as to which PacificInfo expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No.	04518A104

1.	Names of Reporting Persons. Jian (James) Ding
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,005,884 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,005,884 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,884 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 1.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 903,187 shares of Common Stock of the Company held directly by Mr. Ding, (ii) 96,000 shares beneficially held through New Media China Investment I, Ltd., a company organized and existing under the laws of British Virgin Islands, which is wholly-owned by Mr. Ding and (iii) 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013.
(2)	Mr. Ding is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Mr. Ding may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Mr. Ding exclude those held by the Other Voting Shareholders and the Reporting Persons other than Mr. Ding and New Media, in each case as to which Mr. Ding expressly disclaims beneficial ownership.
(3)	Percentage calculated based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 (as provided by the Company) and 6,697 shares underlying restricted stock units held by Mr. Ding.

CUSIP No.	04518A104

1.	Names of Reporting Persons. New Media China Investment I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 96,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	New Media China Investment I, Ltd. (“New Media”) is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, New Media may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by New Media exclude those held by the Other Voting Shareholders and the Reporting Persons other than New Media, in each case as to which New Media expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No.	04518A104

1.	Names of Reporting Persons. Steve Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 236,154 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 236,154 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,154 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 104,904 shares of Common Stock of the Company and 131,250 shares issuable upon the exercise of vested options.
(2)	Mr. Zhang is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Mr. Zhang may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Mr. Zhang exclude those held by the Other Voting Shareholders and the Reporting Persons other than Mr. Zhang, in each case as to which Mr. Zhang expressly disclaims beneficial ownership.
(3)	Percentage calculated based on 72,925,679 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 (as provided by the Company) and 131,250 shares issuable upon the exercise of vested options held by Mr. Zhang.

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed jointly by Power Joy (Cayman) Limited (“Power Joy”), Edward Tian (the “Founder”), Jean Qin Kong, PacificInfo Limited (“PacificInfo” and, together with the Founder and Jean Qin Kong, the “Founder Parties”), Jian (James) Ding, New Media China Investment I, Ltd. (“New Media”) and Steve Zhang. Power Joy, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang are each referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.”

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2013 (the “Schedule 13D”) on behalf of the Reporting Persons. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 17, 2013, the Rollover Shareholders, Voting Shareholders, Holdco and Parent entered into an amendment agreement (the “Amendment Agreement”), pursuant to which the number of Mr. Jian (James) Ding’s shares set forth on Schedule 1 of the Rollover Agreement and Schedule 1 of the Voting Agreement was changed from 1,070,134 to 903,187. Pursuant to the Rollover Agreement, as amended by the Amendment Agreement, the Rollover Shareholders agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 7,843,767 shares of Common Stock in exchange for 7,843,767 ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Amendment Agreement, a copy of which is filed as Exhibit 23 and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 3 above is incorporated herein by reference.

Based on the number of shares set forth on Schedule 1 of the Voting Agreement, as amended by the Amendment Agreement, the Voting Shareholders collectively own approximately 11.6% of the outstanding Common Stock. The information disclosed in this paragraph is qualified in its entirety by reference to the Amendment Agreement, a copy of which is filed as Exhibit 23 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Company

The fourth and the sixth paragraphs of Item 5 of the Schedule 13D are hereby amended and replaced by the following:

Jian (James) Ding and New Media: As of the filing date, Mr. Ding directly holds and has the sole voting and dispositive power over 903,187 shares of Common Stock and 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013, representing in total approximately 1.2% of the outstanding Common Stock of the Company, based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 and 6,697 shares underlying restricted stock units held by Mr. Ding. Mr. Ding is also the sole shareholder of New Media. New Media directly holds 96,000 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. Mr. Ding shares voting and dispositive control over the shares of Common Stock held by New Media. Mr. Ding is thereby deemed to have beneficial ownership of such shares of Common Stock.

By reason of the agreements described in Item 3 and Item 4 above, the Reporting Persons may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) 11,931,919 shares of Common Stock (the “Reporting Persons’ and Other Voting Shareholders’ Shares”), representing approximately 16.3% of the outstanding Common Stock of the Company, based on 73,005,073 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013, 197,250 shares issuable upon the exercise of vested options held by Mr. Zhang and the Other Voting Shareholders and 13,394 shares underlying restricted stock units held by the Founder and Mr. Ding. The Reporting Persons’ and Other Voting Shareholders’ Shares include each of the following: (1) 6,746,373 shares of Common Stock held by the Founder Parties, (2) 3,282,800 shares of Common Stock held by Power Joy, (3) 909,884 shares of Common Stock held by Jian (James) Ding, (4) 96,000 shares of Common Stock held by New Media, (5) 236,154 shares of Common Stock held by Steve Zhang, (6) 35,000 shares of Common Stock and 22,000 shares issuable upon the exercise of vested options held by Jun (Michael) Wu, (7) 53,334 shares of Common Stock and 22,000 shares issuable upon the exercise of vested options held by Yadong Jin and (8) 506,374 shares of Common Stock and 22,000 shares issuable upon the exercise of vested options held by Guoxiang Liu.

Item 7. Material to be Filed as Exhibits

23.	Amendment Agreement by and among the Rollover Shareholders, Voting Shareholders, Parent and Holdco, dated June 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2013

POWER JOY (CAYMAN) LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

EDWARD TIAN

By:	/s/ Edward Tian
Name:	Edward Tian

JEAN QIN KONG

By:	/s/ Jean Qin Kong
Name:	Jean Qin Kong

PACIFICINFO LIMITED

By:	/s/ Edward Tian
Name:	Edward Tian
Title:	Director

JIAN (JAMES) DING

By:	/s/ Jian Ding
Name:	Jian Ding

NEW MEDIA CHINA INVESTMENT I, LTD.

By:	/s/ Jian Ding
Name:	Jian Ding
Title:	Director

STEVE ZHANG

By:	/s/ Steve Zhang
Name:	Steve Zhang

[Signature page to 13D/A]